January 13, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

John M. Ganley, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Gladstone Capital Corporation
Registration Statement on Form N-2, as amended
File No. 333-208637

Dear Mr. Ganley:

Gladstone Capital Corporation (the “Company”) filed its Registration Statement on Form N-2, File No. 333-208637 (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) via EDGAR on December 18, 2015. The Registration Statement relates to the shelf offering from time to time, in one or more offerings or series, including in concurrent, separate offerings, of up to $300,000,000 worth of the Company’s common stock, preferred stock, subscription rights, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock, or debt securities under Rule 415 of the Securities Act.

The Company respectfully requests that the staff of the Securities and Exchange Commission afford the Registration Statement selective review, as it has provided for post-effective amendments to registration statements on Form N-2 in accordance with Securities Act Release No. 33-6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s Post-Effective Amendment No. 5 to the Registration Statement on Form N-2, File No. 333-185191 (the “Prior Registration Statement”), filed on January 29, 2015 that was declared effective on January 30, 2015 (the “Post-Effective Amendment No. 5”). The Registration Statement has been updated primarily to include the audited financial statements for the year ended September 30, 2015, and related financial information and data for the year ended September 30, 2015, including updating or revising disclosure on the Company’s portfolio investments, Fees and Expenses Table, Related Party Transactions and also updates as much other information as was practicable to a more recent date. Much of the updated information and disclosures included in the Registration Statement has already been included in filings made pursuant to the Securities Exchange Act of 1934 filed since Post-Effective Amendment No. 5. The Company has filed the Registration Statement rather than a post-effective amendment to the Prior Registration Statement pursuant to the pending three-year expiration period of the Prior Registration Statement under Rule 415 of the Securities Act of 1933, as amended.

If you have any questions or comments regarding the foregoing, please feel free to contact me via phone at (703) 287-5912 or contact our outside counsel, Lori Morgan with Bass, Berry & Sims PLC at (615) 742-6280 or via email at lmorgan@bassberry.com.

Sincerely,

GLADSTONE CAPITAL CORPORATION

/s/ Melissa Morrison

Melissa Morrison

Chief Financial Officer